UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

As previously disclosed on a Form 6-K by SciSparc Ltd. (the “Company”), on May 27, 2022 the Company entered into a definitive securities purchase agreement with a healthcare-focused institutional investor for the issuance, in a private placement, of an aggregate of 3,546,100 units and pre-funded units at a purchase price of $2.82 per unit (or $0.001 less per pre-funded unit). Each unit and pre-funded unit consisted of one ordinary share (or ordinary share equivalent) and two non-tradable warrants each exercisable for one ordinary share for $2.57 (for a total of 7,092,200 ordinary shares underlying the warrants). The warrants had a term of five years from the issuance date.

The closing of the offering occurred on June 1, 2022.

On June 30, 2022, the Company and the institutional investor entered into a letter agreement and agreed, among other things, to amend: (i) the warrants to: (a) extend the termination date for exercising the warrants from June 1, 2027 to June 1, 2029; and (b) amend the exercise price from $2.57 per share to $2.63 per share; and (ii) the securities purchase agreement to reflect a new purchase price of $2.88 per unit (or $0.001 less per pre-funded unit), resulting in additional gross proceeds to the Company of $212,766.

The securities described herein (the “Securities”) have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the ordinary shares and the ordinary shares underlying warrants.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBIT INDEX

Exhibit No.

99.1	Letter Agreement by and between SciSparc Ltd. and the investor named therein, dated June 30, 2022.
99.2	Amended and Restated Ordinary Share Purchase Warrant, dated June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: July 1, 2022	By:	/s/ Oz Adler
Name: Oz Adler
Title: Chief Executive Officer & Chief Financial Officer